Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Chromcraft Revington, Inc.:
We consent to the incorporation by reference in the registration statement (No. 33-48728) on Form S-8 of Chromcraft Revington, Inc. of our report dated April 17, 2009, with respect to the consolidated balance sheet of Chromcraft Revington, Inc. and subsidiaries as of December 31, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, which report appears in the December 31, 2009 annual report on Form 10-K of Chromcraft Revington, Inc.
Our report refers to the change in accounting for inventory from last-in, first-out (LIFO) method to first-in, first-out (FIFO) method for certain businesses and applied this change retrospectively in accordance with Statement of Accounting Standards (SFAS) No. 154, Accounting Changes and Error Corrections.
/s/ KPMG LLP
Indianapolis, Indiana
March 31, 2010